Exhibit 99.1

NO. S120712
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED

AND

IN THE MATTER OF CATALYST PAPER CORPORATION
AND THE PETITIONERS LISTED IN SCHEDULE “A”

           PETITIONERS

AMENDED AND RESTATED PLAN OF COMPROMISE AND ARRANGEMENT

PURSUANT TO THE
COMPANIES’ CREDITORS ARRANGEMENT ACT (CANADA)

concerning, affecting and involving

CATALYST PAPER CORPORATION AND THE
PETITIONERS LISTED IN SCHEDULE “A”

 Amended as at May 15, 2012

PLAN OF COMPROMISE AND ARRANGEMENT

PURSUANT TO THE

COMPANIES’ CREDITORS ARRANGEMENT ACT (CANADA)

ARTICLE 1

INTERPRETATION

Section 1.1                      Definitions

In the Plan (including the Schedules hereto), unless otherwise stated or unless the context otherwise requires:

“ABL Facility” means the revolving asset based loan facility issued pursuant to an amended and restated credit agreement dated as of May 31, 2011, by JP Morgan Securities LLC and CIBC Asset-Based Lending, Inc.;

“ABL Facility Claims” means all outstanding obligations owed to lenders under the ABL Facility;

“Administration Charge” means the charge granted pursuant to paragraph 39 of the Amended and Restated Initial Order, as more particularly set out therein, in favour of the Monitor, counsel to the Monitor, counsel to the Debtors, and counsel to the Directors;

“Affected Claim” means any Claim that is not an Unaffected Claim;

“Affected Creditor” means any Creditor having an Affected Claim in respect of and to the extent of such Affected Claim;

“Allowed” means, with respect to a Claim against any Debtor, (i) any Claim in respect of which a Proof of Claim has or is deemed to have been timely filed in accordance with the Claims Procedure Order and in respect of which no objection has been interposed within the applicable period fixed by the Claims Procedure Order, or (ii) any Claim that is Allowed pursuant to the Plan, Claims Procedure Order, or a Final Order of the Court;

“Amended and Restated Initial Order” means the Order of the Court dated January 31, 2012, as amended and restated on February 3, 2012, and as subsequently amended by further Order of the Court, and as may be further amended, supplemented or varied by the Court;

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia, Toronto, Ontario, or New York, New York are authorized or obligated by applicable law to close or otherwise are generally closed;

“Cash Election” means an election made by a General Unsecured Creditor who is not otherwise deemed to be a Convenience Creditor in accordance with the terms of the Meetings Order, in full and final satisfaction of his, her or its Allowed Claim, to deem such Creditor’s Claim equal to CAD $10,000 for distribution purposes, which election shall be deemed a vote in favour of the resolution to approve the Plan at the Unsecured Creditors Meeting in the full filed amount of such Creditor’s Allowed Claim;

“Cash Election Creditor” means a General Unsecured Creditor who is not otherwise deemed to be a Convenience Creditor who makes a valid Cash Election in accordance with the terms of the Meetings Order;

“Catalyst” means Catalyst Paper Corporation, a corporation incorporated under the CBCA;

“Catalyst Companies” means Catalyst and its Subsidiaries;

“CBCA” means the Canada Business Corporations Act, R. S. C. 1985, c. C-44, as amended;

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended;

“CCAA Charges” means, collectively, the Administration Charge, the DIP Lenders’ Charge, the Critical Suppliers’ Charge, the D&O Charge, the Financial Advisor Charge, the KERP Charge, the Stalking Horse Reimbursement Charge, and any other charge over the Debtors’ assets created by other Order of the Court and included in “Charges” (as such term is defined in the Amended and Restated Initial Order and as such charges may be amended, modified or varied by further Order of the Court);

“CCAA Proceedings” means the CCAA proceedings commenced by the Debtors, being British Columbia Supreme Court Action No. S120712, on the Commencement Date pursuant to the Amended and Restated Initial Order;

“Chapter 15 Proceedings” means the proceedings commenced under chapter 15 of the U.S. Bankruptcy Code on January 17, 2012, in the U.S. Court, Case No. 12-10221;

“Claim” means any Pre-Commencement Claim, Restructuring Claim or Directors/Officers Claim;

“Claims Bar Date” means 5:00 p.m. (prevailing Pacific Time) on April 18, 2012, or such other date as may be ordered by the Court;

“Claims Officer” shall have the meaning ascribed to such term in the Claims Procedure Order;

“Claims Procedure Order” means the Order of the Court, dated March 22, 2012, as amended or varied by further Order, approving and directing the establishment of a procedure for filing Proofs of Claim and resolving Disputed Claims;

“Class” means a category of Creditors holding Affected Claims as described more fully in ARTICLE 3 hereof;

“Class A Noteholders” means all holders of Class A Notes;

“Class A Notes” means the 11% senior secured notes due December 15, 2016, in the principal amount of US$280,434,000, issued by Catalyst pursuant to the Class A Notes Indenture;

“Class A Notes Indenture” means that certain indenture dated as of March 10, 2010, among Catalyst, the guarantors party thereto, and the First Lien Notes Indenture Trustee, as amended, modified or supplemented prior to the date hereof;

“Class B Noteholders” means all holders of Class B Notes;

“Class B Notes” means the Class B 11% senior secured notes due December 15, 2016, in the principal amount of US$110,000,000, issued by Catalyst pursuant to the Class B Notes Indenture;

“Class B Notes Indenture” means that certain indenture dated as of May 19, 2010, among Catalyst, the guarantors party thereto, and the First Lien Notes Indenture Trustee, as amended, modified or supplemented prior to the date hereof;

“Commencement Date” means January 31, 2012;

“Conditions Precedent” means those conditions precedent to the effectiveness of the Plan set forth in Section 5.1 hereof;

“Consenting Noteholders” means the Initial Supporting Noteholders and all other Noteholders that have signed a joinder to the Restructuring and Support Agreement;

“Convenience Cash Amount” means, in respect of the Allowed Claims of General Unsecured Cash Creditors, cash in an amount equal to 50% of such Creditor’s Allowed Claim for distribution purposes, subject to the Maximum Convenience Claims Pool and the terms hereof;

“Convenience Claim” means a General Unsecured Claim equal to or less than CAD $10,000;

“Convenience Creditor” means a holder of a Convenience Claim;

“Court” means the Supreme Court of British Columbia;

“Creditor” means any Person having a Claim and includes, without limitation, the transferee or assignee of a transferred Claim that is recognized as a Creditor in accordance with paragraph 35 of the Claims Procedure Order, or a trustee, liquidator, receiver, manager, or other Person acting on behalf of such Person;

“Critical Supplier Order” means that certain Order of the Court, dated February 6, 2012, as may be amended or varied by further Order;

“Critical Suppliers” shall have the meaning set forth in paragraph 25 of the Amended and Restated Initial Order, as amended and restated in the Critical Supplier Order, and as may be further amended and restated by Order of the Court;

“Critical Suppliers’ Charge” shall have the meaning set forth in paragraph 25 of the Amended and Restated Initial Order, as amended and restated in the Critical Supplier Order, and as may be further amended and restated by Order of the Court;

“D&O Charge” means the charge in favour of the directors and officers of the Debtors granted pursuant to paragraph 29 of the Amended and Restated Initial Order, paragraph 3 of the Court’s Order dated February 14, 2012, and paragraph 1 of the Court’s Order dated March 8, 2012, as more particularly set out therein;

“Debtors” means Catalyst and the following subsidiaries of Catalyst: 0606890 B.C. Ltd., Catalyst Paper General Partnership, Catalyst Paper Energy Holdings Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited, Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper Recycling Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers USA Inc., Pacifica Poplars Inc. and The Apache Railway Company;

“DIP Agent” means JPMorgan Chase Bank, N.A., in its capacity as administrative agent under the DIP Credit Agreement;

“DIP Credit Agreement” means that certain agreement dated as of February 7, 2012, among the Debtors, the DIP Agent, and the DIP Lenders;

“DIP Facility” means the credit facility approved by the Court pursuant to paragraph 41 of the Amended and Restated Initial Order;

“DIP Facility Claims” means all outstanding obligations owed to the DIP Lenders under the DIP Credit Agreement;

“DIP Lenders” means the DIP Agent as lender and the other lenders from time to time party to the DIP Credit Agreement;

“DIP Lenders’ Charge” means the charge in favour of the DIP Lenders granted pursuant to paragraph 45 of the Amended and Restated Initial Order, as more particularly set out therein;

“Director” means any Person who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, a director of any one or more of the Debtors;

“Directors/Officers Claim” means any right or claim of any Person against one or more of the Directors and/or Officers that relates to a Pre-Commencement Claim or a Restructuring Claim, howsoever arising, for which the Directors and/or Officers are by statute or otherwise by law liable to pay in their capacity as Directors and/or Officers or in any other capacity;

“Disputed” means, with respect to an Affected Claim, the amount of an Affected Claim (including a contingent Affected Claim which may crystallize upon the occurrence of an event or events occurring after the Commencement Date) or such portion thereof which is not yet Allowed, which is disputed and which is subject to adjudication in accordance with the Claims Procedure Order;

“DTC” means The Depository Trust Company, through its nominee company Cede & Co.;

“Effective Date” means the Business Day, which date shall be acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and in accordance with the Restructuring and Support Agreement, on which (i) the Conditions Precedent have been satisfied, fulfilled or waived in accordance with the terms hereof, as applicable, and (ii) the Monitor has completed and filed its certificate with the Court in accordance with Section 5.3 hereof;

“Effective Time” means 11:59 p.m. on the Effective Date;

“Electing Noteholder” means any Noteholder who would otherwise have become a “control person” under applicable Canadian securities laws immediately following the Effective Time solely as a result of the Plan who elects, by giving notice in form and manner described in Section 6.8 hereof, to receive the Exchange Warrants instead of Excess New Common Shares;

“Eligible Holder” means a holder of First Lien Notes or Unsecured Notes who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holding First Lien Notes or Unsecured Notes that meet the definition of “eligible property” for the purposes of the Tax Act, and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holding First Lien Notes or Unsecured Notes that meet the definition of “eligible property” for the purposes of the Tax Act, and who would be subject to Canadian tax in respect of any gain realized on the disposition of First Lien Notes or Unsecured Notes under the Plan if no tax election described in Section 6.7 hereof were made in respect of such disposition, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Equity Election” means an election by an Unsecured Creditor who is not a Cash Election Creditor made on or before the Equity Election Deadline to receive such Creditor’s pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (a) Allowed or (b) determined by Final Order in accordance with the Claims Procedure Order) of 600,000 New Common Shares;

“Equity Election Creditors” means those Unsecured Creditors who have made a valid Equity Election;

“Equity Election Deadline” means 5:00 p.m. (prevailing Pacific time) on the date that is 21 days after the date of the Sanction Order;

“Equity Election Form” means the form by which an Unsecured Creditor who is not a Cash Election Creditor may make an Equity Election;

“Equity Election Package” means a package in form and substance acceptable to the Majority Initial Supporting Noteholders and reasonably satisfactory to the Initial Supporting Unsecured Noteholders, containing (a) an Equity Election Form and (b) instructions for completion of such Equity Election Form;

“Equity Interests” means all common shares of Catalyst, including all options, warrants, rights or similar instruments derived from, relating to or convertible, exchangeable or exercisable for common shares, issued and outstanding as of the Effective Date immediately prior to the Effective Time;

“Excess New Common Shares” means such New Common Shares that an Electing Noteholder would have received immediately following the Effective Time that would have resulted in such Electing Noteholder holding in excess of 20% of the total New Common Shares issued on the Effective Date pursuant to the Plan;

“Exchange Warrants” means warrants exercisable commencing immediately after the Effective Time for no additional consideration, pursuant to an agreement between Catalyst and an Electing Noteholder, which agreement shall be in form and substance satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders, entitling such Electing Noteholder to acquire New Common Shares in an amount equal to the Excess New Common Shares such Electing Noteholder would otherwise have been entitled to receive pursuant to the Plan had they not elected to receive such warrants;

“Existing Shareholders” means all holders of Equity Interests;

“Exit Facility” means, to the extent necessary, an exit financing facility acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders;

“Final Order” means an Order, ruling or judgment of the Court, or any other court of competent jurisdiction, which has not been reversed, modified or vacated, and is not subject to any stay or appeal, and for which any and all applicable appeal periods have expired;

“Financial Advisor Charge” means the charge in favour of the Debtors’ financial advisors, Perella Weinberg Partners L.P., granted pursuant to paragraph 12 of the Court’s Order dated March 9, 2012, as more particularly set out therein;

“First Lien Noteholders” means all holders of First Lien Notes, including where applicable beneficial holders of First Lien Notes;

“First Lien Noteholders Meeting” means the meeting of the First Lien Noteholders to be held on the Meeting Date for the purpose of considering and voting on the Plan pursuant to the CCAA, and includes any adjournment, postponement or other rescheduling of such meeting in accordance with the Meetings Order;

“First Lien Notes” means, collectively, the Class A Notes and the Class B Notes;

“First Lien Notes Claims” means all Claims for amounts due in respect of the First Lien Notes, including without limitation outstanding principal and the First Lien Notes Unpaid Interest;

“First Lien Notes Claims Class” means the Class comprising the First Lien Noteholders;

“First Lien Notes Indenture Trustee” means, collectively, Wilmington Trust, National Association, as indenture trustee and Computershare Trust Company of Canada as collateral trustee;

“First Lien Notes Indentures” means the Class A Notes Indenture and the Class B Notes Indenture;

“First Lien Notes Unpaid Interest” means an amount equal to accrued and unpaid interest under the First Lien Notes as of the Effective Date, such interest calculated using the applicable interest rate under the First Lien Notes Indentures, which shall include, where applicable, interest calculated at the default rate thereunder;

“General Unsecured Cash Creditors” means, collectively, (i) Convenience Creditors who have not made a valid Equity Election and (ii) Cash Election Creditors;

“General Unsecured Claims” means all Claims against any Debtor, including Convenience Claims, but not including Unsecured Notes Claims, that have not otherwise been satisfied through arrangements with the Debtors in accordance with the Amended and Restated Initial Order;

“General Unsecured Creditors” means holders of General Unsecured Claims;

“General Unsecured Proceeds Creditors” means General Unsecured Creditors who are not Convenience Creditors and have not made a valid Cash Election and, for avoidance of doubt, includes General Unsecured Proceeds Creditors who make a valid Equity Election;

“Governmental Priority Claims” means all Claims that fall within section 37 of the CCAA;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Indenture Trustees” means the First Lien Notes Indenture Trustee and the Unsecured Notes Indenture Trustee;

“Information” means information set forth or incorporated in Catalyst’s public disclosure documents filed with applicable Canadian securities regulators and the Securities and Exchange Commission under applicable securities legislation prior to March 15, 2012, or otherwise disclosed by Catalyst in writing to each of the Initial Supporting Noteholders under the Restructuring and Support Agreement prior to March 15, 2012;

“Initial Supporting First Lien Noteholders” means each First Lien Noteholder who has executed the Restructuring and Support Agreement as of March 11, 2012, in respect of its First Lien Notes;

“Initial Supporting Noteholders” means the Initial Supporting First Lien Noteholders and the Initial Supporting Unsecured Noteholders;

“Initial Supporting Unsecured Noteholders” means each Unsecured Noteholder who has executed the Restructuring and Support Agreement as of March 11, 2012, in respect of its Unsecured Notes;

“Intercompany Claim” means any Claim of a Debtor against another Debtor or a non-Debtor Subsidiary against a Debtor;

“KERP” means Catalyst’s key employee retention plan as approved by Order of this Court made March 9, 2012, and as shall be further amended as a Condition Precedent to the implementation of the Plan as set forth in Subsection 5.1(p) hereof;

“KERP Charge” means the charge in favour of the employee beneficiaries of the KERP granted pursuant to paragraph 6 of the Court’s Order dated March 9, 2012, as more particularly set out therein;

“Law” or “Laws” means all federal, state and provincial codes, conventions, laws, ordinances, policies, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such laws means such laws as are applicable to the referenced party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Lien” means any valid and enforceable mortgage, charge, pledge, assignment by way of security, lien, hypothec, security interest, deemed trust or other encumbrance granted or arising pursuant to a written agreement or statute or otherwise created by law;

“Management Incentive Plan” means any new management incentive plan approved by the new board of directors of reorganized Catalyst after the Effective Date;

“Majority Initial Supporting Noteholders” means a majority of the Noteholders who executed the Restructuring and Support Agreement as of March 11, 2012, where each such Noteholder will have one vote and a majority of votes will govern;

“Material Adverse Effect” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on the financial condition, business or results of operations of the Catalyst Companies (taken as a whole) and shall include, without limitation, the disposition by any of the Catalyst Companies of any material asset without the prior written consent of the Consenting Noteholders; provided, however, that a Material Adverse Effect shall not include and shall be deemed to exclude the impact of: (A) changes in Laws of general applicability or interpretations thereof by courts or governmental or regulatory authorities, (B) any change in the paper industry generally, which does not disproportionately adversely affect the Catalyst Companies, (C) actions and omissions of the Catalyst Companies taken with the prior written consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, (D) the effects of compliance with the Restructuring and Support Agreement, including on the operating performance of the Catalyst Companies, (E) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of the Restructuring and Support Agreement or the transactions contemplated by the Restructuring and Support Agreement, (F) changes in the market price or trading volume of the First Lien Notes, Unsecured Notes or Equity Interests (it being understood that any cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred); (G) any change in U.S. or Canadian interest rates or currency exchange rates unless such change has a disproportionate effect on the Catalyst Companies; (H) the CCAA Proceedings, the Chapter 15 Proceedings and related costs and expenses being incurred by Catalyst; (I) Catalyst entering into the DIP Credit Agreement; and (J) Catalyst’s common shares being suspended from trading then delisted from the TSX effective March 8, 2012;

“Maximum Convenience Claims Pool” means CAD $2,500,000, funded by the Debtors, which is the aggregate amount of cash available to pay all Convenience Cash Amounts;

“Meeting Date” means May 23, 2012;

“Meetings” means, collectively, the Unsecured Creditors Meeting and the First Lien Noteholders Meeting;

“Meetings Order” means the Order of the Court dated March 22, 2012, as amended or varied by further Order, setting the Meeting Date, approving the procedures for the Meetings, and authorizing the dissemination of the documents relating thereto;

“Monitor” means PricewaterhouseCoopers Inc., in its capacity as Court-appointed Monitor pursuant to the Amended and Restated Initial Order;

“New ABL Facility” means any new ABL facility entered into on the Effective Date, acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders;

“New ABL Facility Lender” means the lender(s) under the New ABL Facility;

“New Common Shares” means the new common shares of reorganized Catalyst to be issued pursuant to Section 6.2 hereof;

“New First Lien Notes” means the secured, first lien notes due November 1, 2017, to be issued on the Effective Date pursuant to the New First Lien Notes Indenture and Section 6.2 hereof, in the aggregate principal amount of $250 million, with 11% interest due semi-annually in arrears in cash or 7.5% payable semi-annually in cash plus 5.5% payable semi-annually in kind;

“New First Lien Notes Indenture” means the indenture, dated as of the Effective Date, among Catalyst, the guarantors party thereto, and the First Lien Notes Indenture Trustee, pursuant to which the New First Lien Notes will be issued, as may be amended, modified or supplemented, which shall be in form and substance acceptable to the Majority Initial Supporting Noteholders and the First Lien Notes Indenture Trustee;

“New First Lien Notes Security” means the guarantees and security to be provided under the New First Lien Notes Indenture;

“New Labour Contracts” means the new labour agreements ratified by members of the Pulp, Paper and Woodworkers Union of Canada (“PPWC”) and the Communications, Energy and Paperworkers Union of Canada (“CEP”), effective from May 1, 2012, through May 1, 2017;

“Noteholders” means, collectively, the First Lien Noteholders and the Unsecured Noteholders;

“Officer” means any Person who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, an officer of any one or more of the Debtors;

“Order” means any order of the Court, or another court of competent jurisdiction, in these proceedings;

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“PIK Notes” means the notes issued as interest payable in kind in relation to the New First Lien Notes;

“Plan” means this Plan of Compromise and Arrangement filed by the Debtors pursuant to the CCAA, including the Schedules hereto, as may be amended, varied or supplemented hereafter in accordance with the terms hereof or made at the direction of the Court in the Sanction Order with the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders;

“Plan Securities” means the New Common Shares, the New First Lien Notes, and any Exchange Warrants, to be issued pursuant to Section 6.2 hereof and distributed pursuant to Section 6.6 hereof;

“Post-Filing Interest and Costs” means all interest other than the Unpaid Interest accrued or accruing on or after the Commencement Date on or in respect of an Affected Claim and all costs and expenses incurred on or after the Commencement Date pursuant to or in respect of an Affected Claim;

“Pre-Commencement Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the Debtors (or any of them), whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, in existence on, or which is based on, an event, fact, act or omission which occurred in whole or in part prior to the Commencement Date, at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of contract or other agreement (oral or written), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) or for any reason whatsoever against any of the Debtors or any their property or assets,  and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature including any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action whether existing at present or commenced in the future, together with any other rights or claims not referred to above that are or would be claims provable in bankruptcy had the Debtors (or any one of them) become bankrupt on the Commencement Date, and for greater certainty, includes any Tax Claim; provided, however, that “Pre-Commencement Claim” shall not include an Unaffected Claim or any contingent liabilities that may be crystallized in the future under any applicable environmental laws of British Columbia arising from the Debtors’ operations and undertakings at Powell River, Port Alberni and Crofton, all situated in the Province of British Columbia;

“PREI” means, collectively, all of Catalyst’s right, title and interest in Powell River Energy Inc. and the Powell River Energy Limited Partnership (“PRELP”) including:

a.	50,001 common shares in Powell River Energy Inc.;

b.
long term debt of $20.8 million owing by Powell River Energy Inc. to Catalyst Paper Energy Holdings Inc. (“CPEHI”), maturing December 21, 2021 under subordinated promissory notes issued by Powell River Energy Inc. and any other indebtedness owing to CPEHI by Powell River Energy Inc. or PRELP; and

c.
a 49.95% limited partnership interest in PRELP under a limited partnership agreement between 3795669 Canada Limited, as general partner and Pacific Paper Inc. (predecessor to CPEHI) and Powell River Energy Trust, as limited partners;

but excluding, for greater certainty, Catalyst’s interest in the power purchase agreement dated February 1, 2011, between Powell River Energy Inc. and Catalyst.

“PREI Proceeds Pool” means an aggregate amount equal to 50% of the net proceeds received by the Debtors on account of the sale of PREI, which shall be paid by reorganized Catalyst to the Monitor within three (3) Business Days following the closing of the sale of PREI, and which shall be distributed by the Monitor to Unsecured Creditors who are not (a) General Unsecured Cash Creditors or (b) Equity Election Creditors; provided, however, that no distributions shall be made from the PREI Proceeds Pool until all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order; provided, further, however, that the Monitor shall return to reorganized Catalyst any amounts remaining in the PREI Proceeds Pool after distribution, due to the exercise of valid Equity Elections by Equity Election Creditors;

“Prior CBCA Proceeding” means the Debtors’ in and out of court restructuring efforts pursuant to the CBCA, including the formulation, preparation, dissemination, and negotiation of a plan of arrangement and the filing of a proceeding in this Court;

“Proof of Claim” means the form to be completed and filed by a Creditor, in accordance with the Claims Procedure Order, setting forth its proposed Claim(s);

“Record Date” means March 16, 2012;

“Registered Shareholder” means a holder of Equity Interests as shown on the securities register maintained by or on behalf of Catalyst;

“Released Parties” means, collectively, each in their respective capacities as such, (i) the Officers, employees, legal and financial advisors, and other representatives of the Debtors as of the Commencement Date; (ii) the Directors and their legal and financial advisors; (iii) the First Lien Notes Indenture Trustee, the First Lien Notes Indenture Trustee’s legal advisors, and the First Lien Noteholders; (iv) the members of the Steering Group and any other Initial Supporting Noteholders and their legal and financial advisors; (v) the Initial Supporting Unsecured Noteholders and their legal and financial advisors; (vi) the Unsecured Notes Indenture Trustee and the Unsecured Noteholders; (vii) the Monitor and their legal advisors; and (viii) current and former holders of Equity Interests;

“Required Majority” means, with respect to each Voting Class, a majority in number of Affected Creditors who represent at least two-thirds in value of the Allowed Claims of Affected Creditors who actually vote or are deemed to have voted pursuant to the Meetings Order on the resolution approving the Plan (in person, by proxy or by ballot) at the Meetings, which tally may include, subject to an Order of the Court which may be sought after the Meeting Date, the Claims of other Unsecured Creditors that may be deemed by such Order to vote in favour of the resolution approving the Plan;

“Restructuring and Support Agreement” means the Restructuring and Support Agreement, dated March 11, 2012, among Catalyst, certain of its Subsidiaries, and the Consenting Noteholders, as subsequently amended pursuant to its terms;

“Restructuring Claim” means any right or claim of any Person against the Debtors (or any one of them) in connection with any indebtedness, liability or obligation of any kind whatsoever owed by the Debtors (or any one of them) to such Person arising out of the restructuring, disclaimer, resiliation, termination, or breach on or after the Commencement Date of any contract, employment agreement, lease or other agreement or arrangement, whether written or oral, and whether such restructuring, disclaimer, resiliation, termination or breach took place or takes place before or after the date of the Claims Procedure Order, and includes for greater certainty any right or claim of an employee of any of the Debtors arising from a termination of its employment after the Commencement Date; provided, however, that “Restructuring Claim” shall not include an Unaffected Claim;

“Restructuring Expenses” means the expenses provided for in Section 6.13 hereof;

“Sanction Order” means an Order by the Court under the CCAA to, among other things, sanction, authorize and approve the Plan, in a form and substance satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders;

“Securities” means the First Lien Notes, the Unsecured Notes, and the Equity Interests;

“SISP” means the sale and investor solicitation process approved by the SISP Order, as may be amended or varied by further Order;

“SISP Order” means the Order of the Court dated March 22, 2012, approving the SISP and the Stalking Horse Reimbursement Charge, as may be amended or varied by further Order in accordance with Section 6.5 hereof or otherwise;

“Stalking Horse Reimbursement Charge” means the charge granted pursuant to paragraph 7 of the SISP Order, as more particularly set out therein, in favour of the Stalking Horse Bidder (as such term is defined in the SISP Order);

“Steering Group” means the steering group of the First Lien Noteholders;

“Subsidiaries” means corporations or other Persons in which Catalyst has a direct or indirect controlling equity interest, including any subsidiary body corporate as defined in the CBCA;

“Tax” or “Taxes” means any and all amounts subject to a withholding or remitting obligation and any and all taxes, duties, fees, and other governmental charges, duties, impositions and liabilities of any kind whatsoever whether or not assessed by the Taxing Authorities (including any Claims by any of the Taxing Authorities), including all interest, penalties, fines, fees, other charges and additions with respect to such amount;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Claim” means any Claim against the Debtors (or any of them) for any Taxes in respect of any taxation year or period ending on or prior to the Commencement Date, and in any case where a taxation year or period commences on or prior to the Commencement Date, for any Taxes in respect of or attributable to the portion of the taxation period commencing prior to the Commencement Date and up to and including the Commencement Date. For greater certainty, a Tax Claim shall include, without limitation, any and all Claims of any Taxing Authority in respect of transfer pricing adjustments and any Canadian or non-resident Tax related thereto;

“Taxing Authorities” means Her Majesty the Queen, Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, the Canada Revenue Agency, any similar revenue or taxing authority of each and every province or territory of Canada and any political subdivision thereof, and any Canadian or foreign governmental authority, and “Taxing Authority” means any one of the Taxing Authorities;

“TSX” means the Toronto Stock Exchange;

“Unaffected Claim” means, subject to further Order of the Court:

a.
any right or claim of any Person that may be asserted or made in whole or in part against the Debtors (or any of them) in connection with any indebtedness, liability or obligation of any kind which arose in respect of obligations first incurred on or after the Commencement Date (other than Restructuring Claims and Directors/Officers Claims) and any interest thereon, including any obligation of the Debtors toward creditors who have supplied or shall supply services, utilities, goods or materials or who have or shall have advanced funds to the Debtors on or after the Commencement Date, but only to the extent of their claims in respect of the supply of such services, utilities, goods, materials or funds on or after the Commencement Date;

b.	any Claim secured by any CCAA Charge;

c.	that portion of a Claim arising from a cause of action for which the Debtors are covered by insurance, but only to the extent of such coverage;

d.	any ABL Facility Claim;

e.	any DIP Facility Claim;

f.	any Intercompany Claim;

g.	any Claim referred to in sections 6(3), 6(5) and 6(6) of the CCAA;

h.	any Governmental Priority Claim;

i.
any claims with respect to reasonable fees and disbursements of counsel of any Debtor, the Monitor, a Claims Officer, any Assistant (as defined in paragraph 5 of the Amended and Restated Initial Order), or any financial advisor retained by any of the foregoing, as approved by the Court to the extent required;

j.
any Claim of any employee of the Debtors (or any of them) employed by the Debtors (or any of them) as of the Commencement Date, but only in respect of a Claim for wages, including vacation pay and banked time;

k.	any Claim secured by a Lien other than the First Lien Notes Claims; and

l.	any Claim existing on the Commencement Date that has been satisfied, cured or rectified on or before the date of the Sanction Order;

“Unpaid Interest” means, collectively, the First Lien Notes Unpaid Interest and the Unsecured Notes Unpaid Interest;

“Unsecured Claims” means the Unsecured Notes Claims and the General Unsecured Claims, including Convenience Claims;

“Unsecured Claims Class” means the Class comprising the Unsecured Claims;

“Unsecured Creditors” means the Unsecured Noteholders and the General Unsecured Creditors;

“Unsecured Creditors Meeting” means the meeting of the Unsecured Creditors to be held on the Meeting Date for the purpose of considering and voting on the Plan pursuant to the CCAA, and includes any adjournment, postponement or other rescheduling of such meeting;

“Unsecured Noteholders” means all holders of Unsecured Notes, including where applicable beneficial holders of Unsecured Notes;

“Unsecured Notes” means the 7⅜ % senior notes due March 1, 2014, in the principal amount of $250,000,000 issued by Catalyst pursuant to the Unsecured Notes Indenture;

“Unsecured Notes Claims” means all Claims for amounts due in respect of the Unsecured Notes, including without limitation outstanding principal and the Unsecured Notes Unpaid Interest;

“Unsecured Notes Indenture” means that certain indenture, dated as of March 23, 2004, among Catalyst, the guarantors party thereto and the Unsecured Notes Indenture Trustee, as trustee, as amended, modified or supplemented prior to the date hereof;

“Unsecured Notes Indenture Trustee” means Wells Fargo Bank, National Association;

“Unsecured Notes Unpaid Interest” means an amount equal to the accrued and unpaid interest under the Unsecured Notes as of the Effective Date, such interest calculated using the applicable contract rate under the Unsecured Notes Indenture;

“U.S. Bankruptcy Code” means title 11 of the United States Code, as amended;

“U.S. Court” means the United States Bankruptcy Court for the District of Delaware;

“U.S. Distribution Agent” means Catalyst Paper Holdings Inc., as designated by the Debtors to receive delivery of the New Common Shares intended for distribution to those General Unsecured Creditors located in the United States who have made a valid Equity Election and to distribute the New Common Shares to such eligible General Unsecured Creditors; and

“Voting Classes” means the Unsecured Claims Class and the First Lien Notes Claims Class.

Section 1.2                      Accounting Terms.

All accounting terms not otherwise defined herein shall have the meaning ascribed to them in accordance with Canadian generally accepted accounting principles including those prescribed by the Canadian Institute of Chartered Accountants.

Section 1.3                      Articles of Reference

The terms “hereof”, “hereunder”, “herein” and similar expressions refer to the Plan and not to any particular article, section, subsection, clause or paragraph of the Plan and include any agreements supplemental hereto. In the Plan, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of the Plan.

Section 1.4                      Interpretation Not Affected by Headings

The division of the Plan into articles, sections, subsections, clauses and paragraphs and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.5                      Date for Any Action

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6                      Time

All times expressed herein are local time in Vancouver, British Columbia, Canada unless otherwise stipulated.

Section 1.7                      Definitions in the CCAA

A word or words with initial capitalized letters used herein and not defined herein but defined in the CCAA shall have the meaning ascribed thereto in the CCAA as of the date hereof unless the context otherwise requires.

Section 1.8                      Number, Etc.

In the Plan, where the context requires, a word importing the singular number shall include the plural and vice versa; a word or words importing gender shall include all genders and the words “including” and “includes” mean “including (or includes) without limitation”.

Section 1.9                      Currency

Unless otherwise specified, all references to monetary amounts are to lawful currency of the United States of America.  All Affected Claims denominated in a currency other than U.S. Dollars shall, for the purposes of the Plan, be converted to and shall constitute obligations in U.S. dollars, such calculation to be effected using the Bank of Canada noon spot rate on the Commencement Date (exchange rate conversion on such date was: USD $1.00 = CAD $1.0052).

Section 1.10                    Statutory References

Except as provided herein, any reference in the Plan to a statute includes all regulations and rules made thereunder, all amendments to such statute, regulation or rules in force from time to time, and any statute, regulation or rule that supplements or supersedes such statute or regulation.

Section 1.11                    Governing Law

The Plan shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable thereto. All questions as to the interpretation or application of the Plan and all proceedings taken in connection with the Plan shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2
PURPOSE AND EFFECT OF PLAN

Section 2.1                      Purpose

The purpose of the Plan is to effect a compromise of Affected Claims to enable the Debtors’ businesses to continue, and to maximize the recovery of the Debtors’ Creditors.  Ensuring the continuance of the Debtors’ businesses will significantly benefit all stakeholders, including the Debtors’ many current and former employees, trade suppliers, customers, and the communities in which the Debtors operate.  The successful implementation of this Plan will provide greater benefits to all Persons with an economic interest in the Debtors than would result from the bankruptcy of the Debtors, which benefits will have far-reaching positive effects on the economy as a whole.

Section 2.2                      Agreement

The Plan is made pursuant and subject to the provisions of the Restructuring and Support Agreement.

Section 2.3                      Affected Creditors

On the Effective Date, the Plan will be binding on each Debtor and all Affected Creditors to the extent of their Affected Claims.  For greater certainty, the terms “Claim” and “Affected Claim” do not include any obligation of the Debtors to any current employee, former employee, retired employee, pension plan member or beneficiary, or a pension plan administrator, in respect of any registered pension plan, non-registered pension plan, health benefit or any other employment-related or post-retirement entitlement or benefit in effect at the Commencement Date including, without limitation, any pension “bridging” benefits and “top-up” benefits and such obligations shall not be affected by the Plan.

Section 2.4                      Existing Shareholders

On the Effective Date, the Plan will be binding on Catalyst and all Existing Shareholders.  Existing Shareholders shall not receive a distribution under the Plan or otherwise recover anything in respect of their Equity Interests.  All existing Equity Interests shall be cancelled and extinguished on the Effective Date.

Section 2.5                      Unaffected Persons

Holders of Unaffected Claims will not be affected, to the extent of their Unaffected Claims, by the compromises set out in the Plan.

ARTICLE 3
CLASSIFICATION AND TREATMENT OF AFFECTED CLAIMS

Section 3.1                      Classification of Affected Claims

All Affected Claims are classified into two Voting Classes - the First Lien Notes Claims Class and the Unsecured Claims Class.

The First Lien Notes Claims Class consists of the First Lien Notes Claims.  The Unsecured Claims Class consists of both the Unsecured Notes Claims and the General Unsecured Claims.

Section 3.2                      Treatment of Affected Claims

An Affected Claim shall receive distributions as set forth below only to the extent that such Claim is an Allowed Claim and has not been paid, released, or otherwise satisfied prior to the Effective Date.

First Lien Notes Claims Class

a.
The First Lien Notes Claims shall be an Allowed Claim, and for the purposes of distribution shall be in the aggregate principal amount of $384,534,000, comprised of (i) $280,434,000 on account of the Class A Notes and (ii) $104,100,000 on account of the Class B Notes, plus the First Lien Notes Unpaid Interest.

b.	On the Effective Date, the First Lien Notes shall be cancelled, and in full and final satisfaction of and in exchange for all Allowed First Lien Notes Claims,

i.	each Class A Noteholder as of the Effective Date shall be entitled to receive its pro rata share of:

1)	the New First Lien Notes in the aggregate principal amount of $182,000,000, and

2)
10,502,352 New Common Shares (which shall equal 72.933% of the New Common Shares, subject to dilution only from the issuance of New Common Shares in connection with the exercise by Unsecured Creditors of valid Equity Elections and any Management Incentive Plan); and

ii.	each Class B Noteholder as of the Effective Date shall be entitled to receive its pro rata share of:

1)	the New First Lien Notes in the aggregate principal amount of $68,000,000, and

2)
3,897,648 New Common Shares (which shall equal 27.067% of the New Common Shares, subject to dilution only from the issuance of New Common Shares in connection with the exercise by Unsecured Creditors of valid Equity Elections and any Management Incentive Plan).

Unsecured Claims Class

Unsecured Notes Claims

a.	The Unsecured Notes Claims shall be an Allowed Claim, and for the purposes of distribution shall be in the aggregate principal amount of $250,000,000 plus the Unsecured Notes Unpaid Interest.

b.
On the Effective Date, the Unsecured Notes shall be cancelled and, in full and final satisfaction of and in exchange for all Allowed Unsecured Notes Claims, each Unsecured Noteholder as of the Effective Date shall be entitled to receive its pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order) of the PREI Proceeds Pool; provided, however, that each Equity Election Creditor, if any, shall, on or as soon as reasonably practicable after the Effective Date, in full and final satisfaction of and in exchange for all such holder’s Allowed Unsecured Notes Claims, receive its pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order) of 600,000 New Common Shares.

General Unsecured Claims

a.	In full and final satisfaction of and in exchange for all Allowed General Unsecured Claims, each holder of an Allowed General Unsecured Claim shall be entitled to receive:

i.
if such holder is a General Unsecured Proceeds Creditor who is not an Equity Election Creditor, its pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (1) Allowed or (2) determined by Final Order in accordance with the Claims Procedure Order) of the PREI Proceeds Pool;

ii.
if such holder is an Equity Election Creditor, its pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (1) Allowed or (2) determined by Final Order in accordance with the Claims Procedure Order) of 600,000 New Common Shares; or

iii.	if such holder is a General Unsecured Cash Creditor:

1)	such holder’s Convenience Cash Amount, to an aggregate limit of the Maximum Convenience Claims Pool, or, if applicable,

2)	to the extent that the aggregate of all Convenience Cash Amounts would exceed the Maximum Convenience Claims Pool:

a.	in respect of two (2) times the amount of cash to be received, such holder’s pro rata share of the Maximum Convenience Claims Pool, and

b.
in respect of the balance of such holder’s Allowed Claim, such holder’s pro rata share (calculated by reference to the aggregate amount of all Allowed Unsecured Claims after all Disputed Claims have been (x) Allowed or (y) determined by Final Order in accordance with the Claims Procedure Order) of the PREI Proceeds Pool.

Section 3.3                      Voting by Affected Creditors

First Lien Noteholders shall be entitled to attend and vote at the First Lien Noteholders Meeting.  Unsecured Creditors, including Unsecured Noteholders and General Unsecured Creditors (including Convenience Creditors) shall be entitled to attend and vote at the Unsecured Creditors Meeting; provided, however, that, in accordance with the Meetings Order, Creditors who have made a valid Cash Election shall be deemed to vote in favour of the Plan and shall not be entitled to vote at the Unsecured Creditors Meeting.  For greater certainty, only those Noteholders who have beneficial ownership of a Claim as of the Record Date shall be entitled to vote at the Meetings pursuant to and in accordance with the Meetings Order.  Also for greater certainty, (a) any Convenience Share Election (as such term is defined in the Plan of Compromise and Arrangement of Catalyst dated March 15, 2012) made by a Convenience Creditor prior to the date hereof in accordance with the Meetings Order shall be of no further force and effect and such Convenience Creditor shall be entitled (i) to the distribution provided hereunder applicable to a Convenience Creditor and (ii) to make an Equity Election in accordance with the terms hereof, and (b) any Cash Election made by a General Unsecured Creditor prior to the date hereof in accordance with the Meetings Order shall be in full force and effect, provided, however, that each Cash Election Creditor shall be entitled (i) to revoke such Cash Election and receive the distribution provided to General Unsecured Proceeds Creditors and/or (ii) to make an Equity Election, each in accordance with the terms hereof.

Affected Creditors with Disputed Claims shall be entitled to attend the Meetings and cast a vote in respect of the Plan.  The Monitor shall keep a separate record and tabulation of any votes cast in respect of Disputed Claims.  The Monitor shall report the result of the vote and the tabulation of votes of Allowed Claims and Disputed Claims to the Court and, if the decision by Affected Creditors whether to approve or reject the Plan is affected by the votes cast in respect of the Disputed Claims, Catalyst shall seek direction from the Court in respect thereof. The fact that a Disputed Claim is allowed for voting purposes shall not preclude Catalyst or the Monitor from disputing the Disputed Claim for distribution purposes.

Section 3.4                      Approval by Affected Creditors

In order to be approved by the Affected Creditors, the Plan must receive an affirmative vote, in accordance with the provisions of the Meetings Order, by the Required Majority in each Voting Class.

Section 3.5                      Unaffected Claims

Notwithstanding anything to the contrary herein, no Creditor shall be entitled to vote or receive any distributions under the Plan in respect of an Unaffected Claim.  Nothing in the Plan shall affect the Debtors’ rights and defences with respect to any Unaffected Claim.

Section 3.6                      Disputed Claims

Affected Creditors with Disputed Claims on the Effective Date shall not be entitled to receive any distribution hereunder with respect to such Disputed Claims until and to the extent that such Claim becomes an Allowed Claim.  A Disputed Claim shall be referred for resolution in the manner set out in the Claims Procedure Order.  Subject to Section 6.6(4), no distributions shall be paid to Unsecured Creditors until all Disputed Claims are finally (a) Allowed or (b) determined by Final Order in accordance with the Claims Procedure Order.

Section 3.7                      Extinguishment of Claims

As of and from the Effective Time and in accordance with the provisions of the Sanction Order, the treatment of Affected Claims under the Plan (including Allowed Claims and Disputed Claims) shall be final and binding on the Debtors and all Affected Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) and all Affected Claims shall be released and discharged as against the Debtors and the Debtors shall thereupon be released from all Affected Claims, other than the obligations of the Debtors to make payments in the manner and to the extent provided for in the Plan; provided, however, that such discharge and release shall be without prejudice to the right of a holder of a Disputed Claim to prove such Disputed Claim so that such Disputed Claim becomes an Allowed Claim entitled to receive consideration under Section 6.6 hereof; provided, further, however, that the Allowed Claims shall be released and discharged as follows: (a) at the Effective Time for (i) the Unsecured Claims, and (ii) the First Lien Note Claims on a pro-rata basis to the extent that the amount of the First Lien Note Claims exceeds the aggregate of the fair market value of the New Common Shares to be issued and the aggregate principal amount of the New First Lien Notes; and (b) at 12:01 a.m. on the Business Day next following the Effective Time (i) the First Lien Note Claims, on a pro-rata basis to the extent of the aggregate principal amount of the New First Lien Notes, and (ii) the First Lien Note Claims remaining outstanding after the release and discharge in clause (b)(i) shall be settled on a pro-rata basis by the issuance of the New Common Shares in accordance with Section 6.1 and Section 6.2 hereof.

Section 3.8                      Governmental Priority Claims

Within six months after the date of the Sanction Order, each Debtor incorporated in Canada shall pay in full to any applicable Governmental Entities all amounts that were outstanding at the Commencement Date and are of a kind that could be subject to a demand under:

a.	subsection 224(1.2) of the Tax Act;

b.
any provision of the Canada Pension Plan or of the Employment Insurance Act that refers to subsection 224(1.2) of the Tax Act and provides for the collection of a contribution, as defined in the Canada Pension Plan, or an employee’s premium, or employer’s premium, as defined in the Employment Insurance Act, or a premium under Part VII.1 of that Act, and of any related interest, penalties or other amounts; or

c.
any provision of provincial legislation that has a similar purpose to subsection 224(1.2) of the Tax Act, or that refers to that subsection, to the extent that it provides for the collection of a sum, and of any related interest, penalties or other amounts, where the sum:

i.	has been withheld or deducted by a person from a payment to another person and is in respect of a tax similar in nature to the income tax imposed on individuals under the Tax Act; or

ii.
is of the same nature as a contribution under the Canada Pension Plan if the province is a “province providing a comprehensive pension plan” as defined in subsection 3(1) of the Canada Pension Plan and the provincial legislation establishes a “provincial pension plan” as defined in that subsection.

ARTICLE 4
SANCTION ORDER

Section 4.1                      Application for Sanction Order

As soon as reasonably practicable following the approval of the Plan by the Required Majorities, the Debtors shall bring a motion seeking the Sanction Order for prompt hearing by the Court and in accordance with the timeline set forth in the Restructuring and Support Agreement.

Section 4.2                      Effect of the Sanction Order

In addition to approving and sanctioning the Plan, and subject to the discretion of the Court, the Sanction Order shall, among other things and without limitation:

a.	declare that:

i.	the Plan has been approved by the Required Majorities of Affected Creditors in conformity with the CCAA;

ii.	the Debtors have complied with the provisions of the CCAA and the Orders made in the CCAA Proceedings in all respects;

iii.	the Court is satisfied that the Debtors have not done nor purported to do anything that is not authorized by the CCAA; and

iv.	the Plan and transactions contemplated thereby are procedurally and substantively fair and reasonable to Affected Creditors;

b.	direct and authorize the Debtors and the Monitor to fulfill their obligations under the Plan, including to complete the transactions and distributions contemplated under the Plan;

c.	confirm the effect of the Claims Procedure Order, including, without limitation, the effect of the Claims Bar Date, and the releases, waivers, injunctions and prohibitions provided thereunder;

d.	confirm the effect of the Meetings Order;

e.
effective on the Effective Date, declare that the compromises, waivers, releases and injunctions effected by the Plan are approved, binding, and effective as herein set out on all Affected Creditors, Existing Shareholders, and all other Persons affected by the Plan;

f.	continue the stay of proceedings contained in the Amended and Restated Initial Order until the CCAA Proceedings are terminated by Order of the Court;

g.
confirm that the CCAA Charges as provided in the Amended and Restated Initial Order shall continue in effect until such time as the CCAA Proceedings are terminated and all obligations secured thereby are paid in full or as may be otherwise secured, satisfied or arranged;

h.
effective on the Effective Date, except as otherwise provided in the Plan, declare that all notes, shares, instruments, certificates, indentures, guarantees, and other documents or agreements evidencing the First Lien Notes Claims, the Unsecured Notes Claims, and Equity Interests, including, without limitation, the First Lien Notes, the Unsecured Notes, the First Lien Notes Indentures, and the Unsecured Notes Indenture, are deemed cancelled and are of no further force or effect, whether surrendered for cancellation or otherwise, and the obligations of the Debtors thereunder or in any way related thereto are satisfied and discharged, except to the extent expressly set forth in Section 6.07 of the Unsecured Notes Indenture and Section 6.06 of the First Lien Notes Indenture;

i.
declare that the First Lien Notes Indenture Trustee shall be authorized to execute releases of the property and other assets included in the Collateral (as such term is defined in the First Lien Notes Indenture) from the Liens created by the Collateral Documents (as such term is defined in the First Lien Notes Indenture), in the forms prepared by the Debtors, at the written request of the Debtors (without the delivery of an officer’s certificate or opinion), subject to paragraph (h) above;

j.	effective as of the Effective Date, release all Post-Filing Interest and Costs;

k.
declare that the appointment of the Claims Officer shall cease as of the Effective Time except with respect to matters to be completed pursuant to the Plan after the Effective Time (including the resolution of any Disputed Claims pursuant to the Claims Procedure Order);

l.
declare that, as of and from the Effective Time and except to the extent expressly contemplated by the Plan, all obligations or agreements to which any Debtor is a party (including all equipment leases and real property leases) shall be and remain in full force and effect, unamended as of the Effective Date, unless terminated, disclaimed or repudiated by a Debtor in the CCAA Proceedings, and no Person who is a party to any such obligation or agreement shall, on or after the Effective Date, accelerate, terminate, rescind, refuse to renew, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise, or purport to enforce or exercise, any right (including any right of set off, combination of accounts, dilution, buy out, divestiture, forced purchase or sale option or other remedy) or make any demand under or in respect of any such obligation or agreement, by reason of:

i.
any event or events which occurred on or before the Effective Date and is not continuing after the Effective Date or which is or continues to be suspended or waived under the Plan, which would have entitled any party thereto to enforce such rights or remedies (including defaults or events of default arising as a result of the insolvency of any Debtor);

ii.	any Debtor having sought or obtained relief under the CCAA; or

iii.	any compromises, arrangements, reorganizations or transactions effected pursuant to the Plan; and

m.
effective on the Effective Date, permanently enjoin the commencement or prosecution, whether directly, derivatively or otherwise, of any demands, claims, actions, counterclaims, suits, judgements, or other remedy or recovery with respect to any indebtedness, liability, obligation or cause of action released, discharged or terminated pursuant to the Plan.

ARTICLE 5
CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

Section 5.1                     Conditions of Plan Implementation

The implementation of the Plan is conditional on the satisfaction or waiver (subject to Section 5.2 hereof) on or before the Effective Date of the following conditions, in a manner satisfactory to Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders:

a.	since December 31, 2011, there shall have been no Material Adverse Effect except as disclosed in the Information;

b.	the following shall have occurred by the dates set forth below:

i.	the Meetings shall have occurred no later than May 23, 2012;

ii.	the Plan shall have been approved by the Required Majorities of each Voting Class;

iii.	the Sanction Order shall have been obtained no later than May 25, 2012 in accordance with Section 4.2 hereof;

iv.
Catalyst shall have obtained an Order from the U.S. Court under chapter 15 of the U.S. Bankruptcy Code recognizing that the Sanction Order is in full force and effect in the United States, which Order  be satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and shall have become a Final Order; and

v.	the Sanction Order shall have become a Final Order;

or such later date as may be agreed to among the Debtors and the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and in accordance with the Restructuring and Support Agreement;

c.
there shall have been no breach in any material respect by the Debtors of any of the obligations, representations, warranties, or covenants of the Debtors set forth in the Restructuring and Support Agreement;

d.
the New First Lien Notes Security shall have been executed and delivered, together with standard supporting authorizing documents, and legal opinions from counsel to the applicable Catalyst Companies, in form and content reasonably satisfactory to the Majority Initial Supporting Noteholders and the First Lien Notes Indenture Trustee, and registrations to perfect the liens created thereunder shall have been completed with the priority contemplated by the New First Lien Notes Indenture;

e.
Catalyst shall have entered into agreements with respect to the New ABL Facility and Exit Facility, if any, which agreements shall be satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and an intercreditor agreement entered into between the New ABL Facility Lender and the First Lien Noteholders or the First Lien Notes Indenture Trustee satisfactory to the Majority Initial Supporting Noteholders, subject to Section 5.2 hereof;

f.
all amounts owing by Catalyst pursuant to or in respect of the ABL Facility Claims (including by payment into escrow with the Monitor of any such amounts disputed as owing) shall have been paid in full in cash and the discharge on or before implementation of all security with respect thereto;

g.
the New First Lien Notes Indenture, New First Lien Notes Security, and all related agreements and other documents necessary to consummate the Plan shall have become effective, subject only to implementation of the Plan;

h.
all agreements and other documents and other instruments relating to the Plan shall be in form and content satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, as applicable and as set forth in the Restructuring and Support Agreement;

i.
any applicable governmental, regulatory and judicial consents or orders, and other similar consents and approvals, and all filings with all governmental authorities, securities commissions and other regulatory authorities having jurisdiction, in each case to the effect necessary for the completion of the transactions contemplated by the Plan or any aspect thereof, shall have been made, obtained or received and are not subject to any reversal or stay;

j.
reorganized Catalyst shall be a reporting issuer in certain provinces of Canada, and Catalyst’s bylaws shall have been amended by its board of Directors to provide that reorganized Catalyst will use reasonable efforts to maintain its status as a reporting issuer in one or more provinces of Canada;

k.
the Debtors shall have taken all necessary corporate actions and proceedings in connection with the Plan, including the execution and filing of any articles of amendment or reorganization or other document to implement the Plan, which shall be in form and substance satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders;

l.	all agreements and documents necessary to implement and give effect to the Plan shall have been executed and delivered by all relevant Persons;

m.	all steps, conditions and documents necessary to the implementation of the Plan (including without limitation those set out above) are capable of being implemented on or before the Effective Date;

n.	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgement in respect of, or damages on account of, or relating to, the Plan;

o.	the New Labour Contracts remain effective and PPWC and CEP continue to abide by the terms thereof in all material respects and are not disputing the effectiveness thereof;

p.
the letters of credit posted as collateral for the KERP shall have been cancelled in exchange for the KERP Charge, and all cash collateral with respect thereto returned to Catalyst.  In addition, the KERP shall have been modified and a Court Order obtained approving same as follows:

Solely with respect to the “Tier I” and “Tier II” beneficiaries of the KERP (as identified in the KERP), the retention payments scheduled under the KERP shall be made as follows:

i.	45% (or $1.9 million) to be paid on December 31, 2012;

ii.	25% (or $1 million) to be paid on December 31, 2013; and

iii.	30% (or $1.3 million) to be paid on December 31, 2013, provided, however, that such payment shall not be made unless and until any outstanding PIK Notes have been paid in cash in full;

or in another manner acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; and

q.	the Restructuring Expenses incurred through and including the Effective Date shall have been paid in full or otherwise satisfied or arranged.

Section 5.2                     Waiver of Conditions.

Any Condition Precedent other than any statutory requirements regarding the voting, approval and sanctioning of the Plan pursuant to the provisions of the CCAA may only be waived by the Debtors with the written consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and, to the extent that any such waiver implicates any right or duty of the First Lien Notes Indenture Trustee under the First Lien Notes Indenture or the Unsecured Notes Indenture Trustee under the Unsecured Notes Indenture, the applicable Indenture Trustee.

Section 5.3                     Monitor’s Certificate

Upon being advised in writing by counsel for the Debtors and counsel for the Initial Supporting Noteholders that the Conditions Precedent have been satisfied or waived in accordance with Section 5.2 hereof and that the Plan is capable of being implemented, the Monitor shall file with the Court a certificate stating that all Conditions Precedent of the Plan have been satisfied or waived in accordance with the Plan and that the Plan is capable of being implemented forthwith.

Section 5.4                     Failure to Satisfy Conditions Precedent

If the Conditions Precedent are not satisfied or waived in accordance with Section 5.2 hereof on or before the day which is 45 days after the date on which the Sanction Order is issued or such later date as may be specified by the Debtors (with the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and in accordance with the Restructuring and Support Agreement), the Plan shall not be implemented and the Plan and the Sanction Order shall cease to have any further force or effect.

ARTICLE 6
IMPLEMENTATION OF PLAN

Section 6.1                      Cancellation of Securities and Indentures

On the Effective Date, except as otherwise provided in the Plan, all notes, shares, instruments, certificates, indentures, guarantees, and other documents or agreements evidencing the First Lien Notes Claims, the Unsecured Notes Claims, and Equity Interests, including, without limitation, the First Lien Notes, the Unsecured Notes, the First Lien Notes Indentures, and the Unsecured Notes Indenture, shall be deemed automatically cancelled and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the obligations of the Debtors thereunder or in any way related thereto shall be satisfied and discharged, except to the extent expressly set forth in Section 6.02 of the Unsecured Notes Indenture and Section 6.06 of the First Lien Notes Indenture.  Notwithstanding the foregoing, (i) an aggregate principal amount of the First Lien Note Claims equal to the aggregate principal amount of the New First Lien Notes and the fair market value of the New Common Shares shall be cancelled and of no further force and effect, whether surrendered for cancellation or otherwise, at 12:01 a.m. on the Business Day next following the Effective Date, and (ii) the Equity Interests shall be cancelled and be of no further force and effect immediately prior to the issuance of the New Common Shares pursuant to Section 6.2(2) hereof.

Section 6.2                      Issuance of Plan Securities

1.	New First Lien Notes

At 12:01 a.m. on the Business Day next following the Effective Date, the New First Lien Notes shall be issued pursuant to the New First Lien Notes Indenture.

2.	New Common Shares

At 12:01 a.m. on the Business Day next following the Effective Date, reorganized Catalyst shall issue 14,400,000 New Common Shares to the First Lien Noteholders and shall on such date or as soon as practicable thereafter issue such additional New Common Shares as are required to be delivered to Equity Election Creditors in accordance with the terms hereof.

It is contemplated that reorganized Catalyst shall be a reporting issuer in certain provinces in Canada and, on or as soon as reasonably practicable after the Effective Date, reorganized Catalyst shall use commercially reasonable efforts to cause the New Common Shares to be approved for listing by the TSX or other securities exchange acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, subject to standard listing conditions; provided, however, that under no circumstances shall reorganized Catalyst be required to undertake a public offering to satisfy the standard listing conditions if such listing conditions are not otherwise met.

Section 6.3                      Equity Election

On or before seven (7) days after the date of the Sanction Order, the Monitor shall distribute to all Unsecured Creditors who are not Cash Election Creditors, in accordance with the solicitation procedures set forth in the Meetings Order, an Equity Election Package.

To make a valid Equity Election, on or before the Equity Election Deadline:

a.	General Unsecured Creditors who are not Cash Election Creditors must return a completed Equity Election Form to the Monitor; and

b.	Unsecured Noteholders must return a completed Equity Election Form to such holder’s Solicitation Agent (as such term is defined in the Meetings Order).

Section 6.4                      Sale of PREI in Accordance with the SISP

As soon as reasonably practicable following the Effective Date, in accordance with the SISP, as such shall be amended in accordance with Section 6.5 hereof, the reorganized Debtors shall use commercially reasonable efforts to market and sell PREI in accordance with the SISP, in order to effect the distribution of the PREI Proceeds Pool.

Section 6.5                      Amendment of the SISP Order

As soon as reasonably practicable following the date of the Sanction Order, the reorganized Debtors shall obtain those amendments to the SISP Order and the SISP as may be required to effect the sale of PREI as contemplated herein.  For greater certainty, it is not contemplated that there will be a Stalking Horse Bid (as such term is defined in the SISP Order) in respect of PREI.

Section 6.6                      Delivery and Allocation Procedures

1.	Delivery and Allocation of Plan Securities to First Lien Noteholders

Delivery of certificates representing the Plan Securities to which the First Lien Noteholders are entitled under the Plan shall be made on or before the third (3rd) Business Day following the Effective Date.

The First Lien Notes are held by DTC.  To the extent any or all of the Plan Securities are eligible to be distributed through DTC, the delivery of interests in Plan Securities to First Lien Noteholders will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of interests in such Plan Securities to the beneficial holders of such First Lien Notes pursuant to standing instructions and customary practices.  To the extent any or all of the Plan Securities are not eligible to be distributed through DTC, delivery shall be made by distributing physical certificates to First Lien Noteholders through the facilities of DTC or the First Lien Notes Indenture Trustee, as applicable.  The Debtors and the Indenture Trustees will have no liability or obligation in respect of any deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

2.	Delivery and Allocation of New Common Shares to Equity Election Creditors

On or as soon as reasonably practicable after the later of (a) the Effective Date and (b) the Business Day following the date all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order, delivery of each Equity Election Creditor’s pro rata share (calculated by reference to Section 3.2) of 600,000 New Common Shares shall be made.

Delivery to Unsecured Noteholders

The Unsecured Notes are held by DTC.  To the extent the New Common Shares are eligible to be distributed through DTC, the delivery of interests in New Common Shares to Unsecured Noteholders who have made a valid Equity Election will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of interests in such New Common Shares to the beneficial holders of such Unsecured Notes entitled thereto pursuant to standing instructions and customary practices.  To the extent the New Common Shares are not eligible to be distributed through DTC, delivery shall be made by distributing physical certificates to Unsecured Noteholders through the facilities of DTC or the Unsecured Notes Indenture Trustee, as applicable.  The Debtors and the Indenture Trustees will have no liability or obligation in respect of any deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

Delivery to General Unsecured Creditors Outside the United States

Delivery of New Common Shares to General Unsecured Creditors located outside the United States who have made a valid Equity Election will be made by mailing physical certificates to such General Unsecured Creditors by pre-paid ordinary mail to the address specified in such Creditor’s Equity Election Form, Claims Amount Notice (as such term is defined in the Claims Procedure Order) or Proof of Claim.

Delivery to U.S. Distribution Agent and Process for Distribution to General Unsecured Creditors In the United States

The Debtors have designated a U.S. Distribution Agent for the purpose of distributing New Common Shares to those General Unsecured Creditors located in the United States who have made a valid Equity Election.  The Debtors shall seek an Order from the U.S. Court in the Chapter 15 Proceedings with respect to the fairness of the transaction and otherwise approving the sale by the U.S. Distribution Agent on behalf of the Debtors to those eligible General Unsecured Creditors located in the United States of sufficient New Common Shares to match the number of New Common Shares that such eligible General Unsecured Creditors would have received, had such eligible General Unsecured Creditors been located outside of the United States.  The sale of New Common Shares shall be in full and final satisfaction of and in exchange for all Allowed General Unsecured Claims held by those General Unsecured Creditors located in the United States who have made a valid Equity Election.

On or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Business Day following the date all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order, and (c) the Business Day following the date of the Order from the U.S. Court becoming a Final Order, the Debtors shall deliver the New Common Shares to the U.S. Distribution Agent by delivering the physical certificates for the New Common Shares to the U.S. Distribution Agent.

The U.S. Distribution Agent shall distribute the New Common Shares consistent with the Order from the U.S. Court to those General Unsecured Creditors located in the United States who have made a valid Equity Election by mailing physical certificates to such General Unsecured Creditors by pre-paid ordinary mail to the address specified in such Creditor’s Equity Election Form, Claims Amount Notice (as such term is defined in the Claims Procedure Order) or Proof of Claim.

3.	Delivery of PREI Proceeds Pool to Unsecured Creditors Who Are Not Equity Election Creditors

On or as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Business Day following the date all Disputed Claims have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order and (c) the Business Day following the closing of the sale of PREI, the Monitor shall distribute to each Affected Unsecured Creditor with an Allowed Unsecured Claim who has not made a valid Equity Election, such Creditor’s pro rata share (calculated by reference to Section 3.2) of the PREI Proceeds Pool.

Delivery of cash to each Affected Unsecured Creditor with an Allowed Unsecured Claim who has not made a valid Equity Election will be made by way of cheque sent by pre-paid ordinary mail to the address specified in such Creditor’s Claims Amount Notice (as such term is defined in the Claims Procedure Order) or Proof of Claim, or, if such Unsecured Creditor is an Unsecured Noteholder, to the DTC participant holding such Creditor’s Unsecured Notes as at the Effective Time.

To the extent any part of the PREI Proceeds Pool remains after distribution to Affected Unsecured Creditors in accordance with the terms hereof, the Monitor shall return such cash to reorganized Catalyst.

4.	Delivery of Convenience Cash Amounts to General Unsecured Cash Creditors

On or as soon as reasonably practicable after the later of (a) the Effective Date and (b) the Business Day following the date all Disputed Claims of General Unsecured Cash Creditors have been (i) Allowed or (ii) determined by Final Order in accordance with the Claims Procedure Order, the Monitor shall distribute to each Affected General Unsecured Cash Creditor with an Allowed General Unsecured Claim, such Creditor’s Convenience Cash Amount (or its pro rata share of the Maximum Convenience Claims Pool in the event that the aggregate amount of all Convenience Cash Amounts exceeds the Maximum Convenience Claims Pool) by way of cheque sent by pre-paid ordinary mail to the address specified in such Creditor’s Claims Amount Notice (as such term is defined in the Claims Procedure Order) or Proof of Claim.

Section 6.7                      Tax Election

An Eligible Holder who is receiving New Common Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act or, if the holder is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of such holder’s First Lien Notes or Unsecured Notes to Catalyst at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) of the Tax Act (or any applicable tax legislation).

Section 6.8                      Exchange Warrants

Any Electing Noteholder may, by giving notice to Catalyst, with copies to counsel for the Initial Supporting Noteholders as set forth in Subsection 8.9(ii) hereof, in the form prescribed in the Meetings Order, such notice to be delivered to Catalyst on or prior to the date of the Meetings, elect to receive Exchange Warrants in lieu of any Excess New Common Shares such Noteholder would have otherwise received under the Plan in the absence of providing such notice.  Delivery by Catalyst of Exchange Warrants exercisable for a number of New Common Shares equal to the number of Excess New Common Shares an Electing Noteholder would otherwise have received under the Plan but for delivering such notice will satisfy in full the obligation Catalyst would otherwise have had under the Plan to deliver such number of New Common Shares to the Electing Noteholder.

Section 6.9                      Withholding Rights

Catalyst, the Monitor and/or the Indenture Trustees shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any Noteholder or General Unsecured Creditors such amounts as Catalyst, the Monitor and/or the Indenture Trustees are required to deduct and withhold with respect to such payment under Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Catalyst, the Monitor and/or the Indenture Trustees are hereby authorized to sell or otherwise dispose of such portion of the consideration (including to exercise Exchange Warrants, if necessary, provided at no time shall an Electing Noteholder hold in excess of 20% of the New Common Shares) as is necessary to provide sufficient funds to Catalyst, the Monitor and/or the Indenture Trustees, as the case may be, to enable it to comply with such deduction or withholding requirement and Catalyst, the Monitor and/or the Indenture Trustees shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Section 6.10                   Calculations

All amounts of consideration to be received hereunder will be calculated to the nearest cent ($0.01). All calculations and determinations made by Catalyst for the purposes of and in accordance with the Plan, including, without limitation, the allocation of the consideration, shall be conclusive, final and binding upon the Affected Creditors and the Debtors.

Section 6.11                   Initial Board of Directors of Reorganized Catalyst

On the Effective Date:

a.	the initial board of directors of reorganized Catalyst shall be composed of seven members;

b.	all existing members of the board shall be deemed to be removed;

c.
five members of the initial board, designated by the Majority Initial Supporting Noteholders not less than ten days prior to the Effective Date, shall be deemed to be appointed as directors of reorganized Catalyst;

d.
one member of the initial board, designated by the Initial Supporting Unsecured Noteholders not less than ten days prior to the Effective Date, shall be deemed to be appointed as a director of reorganized Catalyst; and

e.	the Chief Executive Officer shall be deemed to be appointed as a director of reorganized Catalyst.

Section 6.12                   Initial Management of Reorganized Catalyst

The senior management team upon and immediately following the consummation of the Plan shall be the same as the senior management team immediately prior to consummation of the Plan.

Section 6.13                   Restructuring Expenses

In accordance with the Restructuring and Support Agreement, all reasonable and documented fees and expenses, incurred through and including the Effective Date, of the Initial Supporting First Lien Noteholders, the Initial Supporting Unsecured Noteholders, and the First Lien Notes Indenture Trustee, including all reasonable documented fees and expenses incurred by the legal and financial advisors of such parties, shall be paid in cash.  Without limiting the foregoing, for the avoidance of doubt, the legal and financial advisors to be paid pursuant to this Section 6.13 include (a) Akin Gump Strauss Hauer & Feld LLP, (b) Fraser Milner Casgrain LLP, (c) Morris, Nichols, Arsht & Tunnell LLP, (d) Moelis & Co., (e) Kelley Drye & Warren LLP, (f) Chaitons LLP, (g) Goodmans LLP, (h) Kramer Levin Naftalis & Frankel LLP, (i) Houlihan Lokey, and (j) one local counsel in any single jurisdiction for each of (i) the Initial Supporting Unsecured Noteholders and (ii) the First Lien Notes Indenture Trustee.

ARTICLE 7
EFFECT OF THE PLAN

Section 7.1                      Binding Effect of the Plan

The Plan (including, without limitation, the releases and injunctions contained herein), upon being sanctioned and approved by the Court pursuant to the Sanction Order and the Sanction Order being recognized by the U.S. Court, shall be binding as of the Effective Date on all Persons irrespective of the jurisdiction in which the Persons reside or in which the Claims arose and shall constitute:

a.	a full, final and absolute settlement of all rights of the Affected Creditors and Existing Shareholders;

b.	cancellation of the Equity Interests; and

c.	an absolute release, satisfaction and discharge of all indebtedness, liabilities and obligations of the Debtors of or in respect of the Affected Claims and Equity Interests.

Section 7.2                      Consents, Waivers and Agreements

From and after the Effective Date, each Affected Creditor and other Persons shall be deemed to have consented and to have agreed to all of the provisions of the Plan in its entirety.  In particular, each Affected Creditor and other Persons shall be deemed:

a.	to have executed and delivered to the Monitor and the Debtors all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety; and

b.
to have waived any and all defaults then existing or previously committed by the Debtors in any covenant, warranty, representation, term, provision, condition or obligations, expressed or implied, in any contract, agreement, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto, existing between any such Affected Creditor or other Person and the Debtors and any and all notices of default and demands for payment under any instrument, including without limitation any guaranty, shall be deemed to have been rescinded.

Section 7.3                      Release of Released Parties

As of the Effective Date, to the extent permitted by law, each of the Released Parties shall be released and discharged from any and all demands, claims, liabilities, obligations, causes of action, damages, executions or other recoveries, known or unknown, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with the Securities, the First Lien Notes Indentures, the Unsecured Notes Indenture, the Restructuring and Support Agreement, the Plan, the Prior CBCA Proceedings, the CCAA Proceedings, the Chapter 15 Proceedings, and any proceedings commenced with respect to or in connection with the Plan; provided, however, that nothing in this paragraph shall release or discharge any of the Released Parties from or in respect of its obligations under the Plan or the Restructuring and Support Agreement and to comply with and to make the distributions set out therein; provided, further, however, that such release and discharge shall not include any Unaffected Claims against the Debtors; provided, further, however, that nothing herein will release or discharge a Released Party if the Released Party is determined by a Final Order of a court of competent jurisdiction to have committed wilful misconduct or fraud.

Section 7.4                      Exculpation

To the extent permitted under applicable law, the Released Parties shall not have or incur any liability for any act or omission in connection with, related to, or arising out of the Prior CBCA Proceedings, the CCAA Proceedings or the Chapter 15 Proceedings, the formulation, preparation, dissemination, negotiation or filing of the Plan and related information circular or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan or related information circular, the pursuit of sanctioning the Plan, the consummation, administration or implementation of the Plan, or the property to be distributed under the Plan, including the issuance of the securities thereunder or under any related agreement; provided, however, that this Section 7.4 shall not include any act or omission that is determined by Final Order of a court of competent jurisdiction to have constituted gross negligence, wilful misconduct or fraud.

Section 7.5                      Injunction

All Persons, along with their respective affiliates, present and former officers, directors, employees, associated individuals, auditors, financial advisors, legal counsel, other professionals, sureties, insurers, indemnities, agents, dependents, heirs, representatives and assigns, as applicable, are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to claims against the Released Parties, from:

a.
commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against the Released Parties;

b.
enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties or their property;

c.
commencing, conducting or continuing in any manner, directly or indirectly, any action, suits or demands, including without limitation by way of contribution or indemnity or other relief, in common law, or in equity, breach of trust or breach of fiduciary duty or under the provisions of any statute or regulation, or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any Person who makes such a claim or might reasonably be expected to make such a claim in any manner or forum, against one or more of the Released Parties;

d.	creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind; or

e.	taking any actions to interfere with the implementation or consummation of the Plan or the transactions contemplated therein.

This Section 7.5 does not apply to any Unaffected Claims or to the enforcement of any obligations under the Plan.

Section 7.6                      Responsibilities of the Monitor

The Monitor is acting in its capacity as Monitor in the CCAA Proceedings and the Monitor will not be responsible or liable for any obligations of the Debtors hereunder.  The Monitor will have only those powers granted to it by this Plan, by the CCAA and by any Order of the Court in the CCAA Proceedings, including the Amended and Restated Initial Order.

ARTICLE 8
GENERAL

Section 8.1                      Amendment

The Debtors shall be entitled, upon prior consultation with the Monitor, at any time and from time to time, to amend, restate, modify or supplement the Plan, provided that:

a.
if made prior to the Meetings, the Debtors (i) obtain the prior consent of the Monitor, (ii) file the amended Plan with the Court, (iii) serve the amended Plan on the parties listed on the service list to these CCAA Proceedings, (iv) provide reasonable notice of the amended Plan to Creditors that have filed proxies with the Monitor to the extent that such Creditors are not on the service list, and (v) request the Monitor to post the amended Plan on the Monitor’s website at www.pwc.com/car-catalystpaper;

b.
if made during a Meeting, (i) the prior consent of the Monitor is obtained, (ii) the amendment would not be materially prejudicial to the interests of any of the Creditors under the Plan, and (iii) notice of the amendment is given to all Creditors eligible to vote and present at the Meetings prior to the vote being taken; in which case the amended Plan shall be promptly posted on the Monitor’s website at www.pwc.com/car-catalystpaper and filed with the Court; and

c.
if made after the Meetings and, without further order of the Court or notice to any Creditor, the Debtors and the Monitor, acting reasonably and in good faith, determine the variation, amendment, modification or supplement in the amended Plan to be (i) of a technical or administrative nature that would not prejudice the interests of any of the Creditors under the Plan and (ii) necessary in order to give effect to the substance of the Plan or the Sanction Order;

provided, however, that the Plan may not be modified, amended or supplemented in any manner without the express written consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, and, solely to the extent of any modification, amendment or supplement materially inconsistent with the Restructuring and Support Agreement, without the express written consent of the Initial Supporting Unsecured Noteholders.

Section 8.2                      Paramountcy

From and after the Effective Date, if there is any conflict between any provision(s) of the Plan or Sanction Order and any provision of any other contract, document, agreement or arrangement, written or oral, between any Creditor and any Debtor in existence on the Effective Date, the provision(s) of the Plan and Sanction Order shall govern.

Section 8.3                      Termination

At any time prior to the Effective Date, the Debtors, with the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, may determine not to proceed with this Plan notwithstanding the obtaining of the Sanction Order.  If the Conditions Precedent are not satisfied or waived as provided for in this Plan, if the Debtors determine not to proceed with this Plan, with the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, or if the Sanction Order is not issued by the Court: (a) this Plan shall be null and void in all respects, (b) any settlement or compromise embodied in this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void, and (c) nothing contained in this Plan, and no act taken in preparation of the consummation of this Plan, shall (i) constitute or be deemed to constitute a waiver or release of any Claims or any defences thereto by or against any of the Affected Creditors or any other Person, (ii) prejudice in any manner the rights of any of the Affected Creditors or any other Person in any further proceedings involving the Debtor, or (iii) constitute an admission of any sort by the Applicants, the Affected Creditors or any other Person.

Section 8.4                      Severability

If, prior to the Effective Date, any term or provision of the Plan is held by the Court to be invalid, void, or unenforceable, the Court, at the request of the Debtors and with the consent of the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.

Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Sanction Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable

Section 8.5                      Successors and Assigns

The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, trustee, administrator, or successor or assign of such Person.

Section 8.6                      Further Assurances

Notwithstanding that the transactions and events set out in the Plan shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by Catalyst in order to better implement the Plan.

Section 8.7                      Entire Agreement

Except as otherwise indicated, upon the Effective Date, the Plan supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

Section 8.8                      Exhibits and Related Documents

All schedules, exhibits and documents filed in relation to the Plan are incorporated into and are a part of the Plan as if set forth in full in the Plan.

Section 8.9                      Notices

Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by e-mail addressed to the respective parties as follows:

(i)           if to the Debtors:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC  V7B IC3
Attention: David Adderley, General Counsel
E-mail address:  david.adderley@catalystpaper.com

and

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention:  William C. Kaplan Q.C. and Peter Rubin, Esq.
E-mail addresses:  bill.kaplan@blakes.com and peter.rubin@blakes.com with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
P.O. Box 258
Toronto, Ontario  M5K IJ5
Attention:  Christopher W. Morgan, Esq.
E-mail address:  Christopher.morgan@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA  90071
Attention:  Van C. Durrer II, Esq.
E-mail address:  van.durrer@skadden.com

(ii)           if to an Initial Supporting Noteholder or a transferee thereof, to the addresses set forth below such Noteholder’s signature on the Restructuring and Support Agreement (or as directed by any transferee thereof), as the case may be:

with copies (which shall not constitute notice) to:

Fraser Milner Casgrain LLP
Royal Trust Tower
77 King Street West
Toronto, ON M5K 0A1
Attention: Ryan C. Jacobs, Esq., R. Shayne Kukulowicz, Esq., and John R. Sandrelli, Esq.
E-mail address: ryan.jacobs@fmc-law.com, shayne.kukulowicz@fmc-law.com, john.sandrelli@fmc-law.com

and

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention:  Michael S. Stamer, Esq., Stephen B. Kuhn, Esq., and Meredith A. Lahaie, Esq.
E-mail addresses: mstamer@akingump.com, skuhn@akingump.com, mlahaie@akingump.com

and

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON  M5H 2S7
Attention:  Robert Chadwick, Esq., and Melaney Wagner, Esq.
E-mail address: rchadwick@goodmans.ca, mwagner@goodmans.ca

(iii)           if to the Monitor:

PricewaterhouseCoopers Inc.
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7
Attention: Michael J. Vermette, Neil Bunker
E-mail address: michael.j.vermette@ca.pwc.com, neil.p.bunker@ca.pwc.com with copies (which shall not constitute notice) to:

Fasken Martineau L.P.
2900-550 Burrard Street
Vancouver, BC V6C 0A3
Attention:  John Grieve, Esq., and Kibben Jackson, Esq.
E-mail address: jgrieve@fasken.com; kjackson@fasken.com

Any notice given by delivery, mail, e-mail, or courier shall be effective when received.

DATED at Vancouver, British Columbia, as of the 15th day of May, 2012.